FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  5th November 2009

SIGNET JEWELERS LIMITED
(Translation of registrant's name into English)

Clarendon House,

2 Church Street,

Hamilton HM11,

Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

signet REPORTS THIRD quarter SALES

HAMILTON, Bermuda, November 5, 2009 -  Signet Jewelers Ltd ("Signet") (NYSE and LSE: SIG), the world's largest specialty retail jeweler, today announced its sales performance for the 13 and 39 weeks ended October 31, 2009.

13 WEEKS ENDED  October 31, 2009

Same store sales fell 1.9% in the 13 week period. Total sales were down 2.5% on a reported basis to $613.6 million (13 weeks to November 1, 2008: $629.3 million) reflecting an underlying decrease of 0.2% at constant exchange rates (see Note 1). The breakdown of the sales performance was as follows:

		Sales		Change on Previous Year
	$m	% of Total	Reported	At Constant Exchange Rates	Same Store Sales
US	459.3	74.9	(1.7)%	(1.7)%	(2.4)%
UK	154.3	25.1	(4.8)%	4.4%	(0.2)%(a)
TOTAL	613.6	100.0	(2.5)%	(0.2)%	(1.9)%
(a)	Same store sales: H.Samuel (0.2)% and Ernest Jones (0.3)%.

39 WEEKS ENDED OCTOBER 31, 2009

Same store sales were down 3.4% in the 39 week period. Total sales were down 6.0% on a reported basis to $2,087.1 million (39 weeks to November 1, 2008: $2,220.7 million) reflecting an underlying decrease of 1.6% at constant exchange rates (see Note 1). The average US dollar exchange rate for the period was £1/$1.57 (39 weeks to November 1, 2008: £1/$1.92). The breakdown of the sales performance was as follows:

		Sales		Change on Previous Year
	$m	% of Total	Reported	At Constant Exchange Rates	Same Store Sales
US	1,636.7	78.4	(2.2)%	(2.2)%	(3.5)%
UK	450.4	21.6	(17.6)%	0.8%	(3.0)%(a)
TOTAL	2,087.1	100.0	(6.0)%	(1.6)%	(3.4)%
(a)	Same store sales: H.Samuel (1.6)% and Ernest Jones (4.6)%.

Terry Burman, Chief Executive, commented, "The sales performance in the third quarter saw an improvement over that of the second quarter. Same store sales were broadly consistent throughout the period in both markets.

US same store sales were down 2.4% in the period compared to a fall of 5.5% in the second quarter, with Jared showing some early signs of a slowing sales decline.  In the UK, same store sales were down 0.2% against 4.3% in the second quarter, an improved performance by Ernest Jones being noteworthy.

Signet is well prepared for the very important Holiday Season; however, the outlook on both sides of the Atlantic remains very uncertain."

Enquiries:	Walker Boyd, Finance Director, Signet Jewelers	+1 (441) 296-5872
	Tim Jackson, Investor Relations Director, Signet Jewelers	+1 (441) 296-5872

	IR Contacts: Allison Malkin, ICR, Inc.	+1 (203) 682-8225
	Jane Thorn-Leeson, ICR, Inc. PR Contacts: Alecia Pulman, ICR, Inc.	+1 (646) 277-1223 +1 (646) 277-1220
	Jonathan Glass, Brunswick	+44 (0) 20 7404 5959

Signet operated 1,948 specialty retail jewelry stores at October 31, 2009; these included 1,394 stores in the US, where the Group trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 554 stores in the UK, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at www.signetjewelers.com.  See also www.kay.com, www.jared.com, www.hsamuel.co.uk and www.ernestjones.co.uk.

Investor Relations Program Details

Third Quarter Results

The results for the 13 and 39 week periods to October 31, 2009 are expected to be announced at 7.30 a.m. (EST) on Tuesday, November 24, 2009. On that day there will be a conference call chaired by Terry Burman at 8.30 a.m. (EST) (1.30 p.m. GMT and 5.30 a.m. Pacific Time) and a simultaneous audio webcast and slide presentation available at www.signetjewelers.com.  The slides will be available to be downloaded from the website ahead of the call.

The call details are:

US dial-in:	+1 (718) 354-1385
US 48hr replay:	+1 (347) 366-9565	Access code: 8017450#

European dial-in:	+44 (0) 20 7806 1951
European 48hr replay:	+44 (0) 20 7111 1244	Access code: 8017450#

Note 1 - Impact of constant exchange rates

Signet has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as 'at constant exchange rates' throughout this release. Signet considers this to be a useful measure for analyzing and explaining changes and trends in its results. The impact of the re-calculation of sales at constant exchange rates, including a reconciliation to GAAP sales, is shown below.

13 weeks ended October 31, 2009	13 weeks ended October 31, 2009 as reported	13 weeks ended November 1, 2008 as reported	Change at actual exchange rates	Impact of exchange rate movement	13 weeks ended November 1, 2008 at constant exchange rates (non-GAAP)	Change at constant exchange rates (non-GAAP)
	$m	$m	%	$m	$m	%
Sales by origin and destination
US	459.3	467.3	(1.7)		467.3	(1.7)
UK, Channel Islands & Republic of Ireland	154.3	162.0	(4.8)	(14.2)	147.8	4.4
	613.6	629.3	(2.5)	(14.2)	615.1	(0.2)

39 weeks ended October 31, 2009	39 weeks ended October 31, 2009 as reported	39 weeks ended November 1, 2008 as reported	Change at actual exchange rates	Impact of exchange rate movement	39 weeks ended November 1, 2008 at constant exchange rates (non-GAAP)	Change at constant exchange rates (non-GAAP)
	$m	$m	%	$m	$m	%
Sales by origin and destination
US	1,636.7	1,674.0	(2.2)		1,674.0	(2.2)
UK, Channel Islands & Republic of Ireland	450.4	546.7	(17.6)	(99.7)	447.0	0.8
	2,087.1	2,220.7	(6.0)	(99.7)	2,121.0	(1.6)

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management's beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which Signet operates. Our use of the words "expects," "intends," "anticipates," "estimates," "may," "forecast," "objective," "plan" or "target," and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by management, the reputation of the business, the level of competition in the jewelry sector, the price and availability of diamonds, gold and other precious metals, seasonality of the business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the "Risk Factors" section of the Company's fiscal 2009 annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 1, 2009 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realized. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET JEWELERS LIMITED

By: /s/ Walker Boyd

Name: Walker Boyd
Title: Group Finance Director

Date: 5th November 2009